

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 7, 2009

Mr. Neil A. Cotty
Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

   Re: Merrill Lynch & Co., Inc.
     Form 10-K for the year ended December 31, 2008
     Form 10-Q for the quarter ended March 31, 2009
     File No. 001-07182

Dear Mr. Cotty:

   We have reviewed your response letter dated June 19, 2009, and have the following additional comments.

Form 10-K

Item 1A. Risk Factors, page 5

1. We note your response to prior comment three. Although you do disclose the requested information elsewhere in your 10-K or other public filings, it is still appropriate to provide this information in the Risk Factors section so investors understand how each risk applies to or affects you. Please confirm that you will provide the requested disclosure in future filings.

Item 8 – Financial Statements and Supplementary Data

Note 11 – Commitments, Contingencies and Guarantees, page 123

Guarantees, page 131

2. We have read and considered your response to comment 11. We note that in relation to funded and unfunded commercial loans, the company entered into single name and index credit default swaps to mitigate credit exposure. Please

tell us what consideration you gave to further breaking out your credit derivatives tabular by single name and index exposure.

Item 9A. Controls and Procedures, page 157

3.   We note your responses to prior comments 15 and 16. Please confirm that you will provide in future filings a similar detailed description of your remediation efforts and changes in internal control over financial reporting.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Angela McHale, Staff Attorney at (202) 551-3402, Karen Garnett, Assistant Director at (202) 551-3785, Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief